[NRDC Acquisition Corp. Letterhead]
October 16, 2007
Via EDGAR and Facsimile
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549
Attn:  Cathey Baker

Re:	NRDC Acquisition Corp. Registration Statement on Form S-1 File No. 333-144871
Dear Mr. Reynolds:
           On behalf of NRDC Acquisition Corp., a Delaware corporation (the “Company”), we hereby request that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern time, on Wednesday, October 17, 2007 or as soon as practicable thereafter.
           We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.
           We hereby acknowledge on behalf of the Company that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
           Should you have any questions regarding this request, please do not hesitate to contact Samir A. Gandhi (212-839-5684) of Sidley Austin LLP.
Very truly yours,
/s/  Richard A. Baker
Richard A. Baker
Enclosure
cc:    Samir A. Gandhi
Floyd I. Wittlin

[BANC OF AMERICA SECURITIES LETTERHEAD]
Banc of America Securities LLC
9 West 57th Street
New York, NY 10019
October 16, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:   NRDC Acquisition Corp.
Registration Statement on Form S-1 (SEC File No. 333-144871)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of NRDC Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on October 17, 2007 or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, please be advised that between October 2 and October 15, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated October 2, 2007 (the “Preliminary Prospectus”):
No. of Copies
Prospective Underwriters	853
Dealers	403
Institutions	3,073
Others	71
Total	4,400
In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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Very truly yours,
BANC OF AMERICA SECURITIES LLC
     As Representative
By:   Banc of America Securities LLC
By:  /s/ Thomas M. Morrison
Name:  Thomas M. Morrison
Title:   Managing Director, Equity Capital Markets